Myogen, Inc.
7575 West 103rd Avenue, Suite 102
Westminster, CO 80021
Tel. (303) 410-6666
April 3, 2006
Via Electronic Submission
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Re: Myogen, Inc. Request for Withdrawal of Form S-3/A
Ladies and Gentlemen:
     On behalf of Myogen, Inc. (the “Company”) and pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), we hereby make application to the Securities and Exchange Commission (the “Commission”) to withdraw our Form S-3/A filed on March 15, 2006 due to the fact that it was inadvertently filed as a pre-effective amendment when it should have been filed as a post-effective amendment to the Company’s registration statement which became effective on November 23, 2005.
     The Company’s amendment to its registration statement on Form S-3/A was transmitted to and accepted by the Commission on March 15, 2006 using the wrong EDGAR form type, “S-3/A” rather than “S-3/A POSAM.” The accession number for the filing is 0000950134-06-005186. No securities were sold in connection with this registration statement.
     The Company intends to re-file its registration statement on Form S-3/A POSAM with the Commission under the correct EDGAR form type later today.
     Please call me at (303) 410-3218 or Brent D. Fassett of Cooley Godward LLP at (720) 566-4025 with any questions.
Respectfully,
Myogen, Inc.
/s/ Andrew D. Dickinson
Vice President and General Counsel